As filed with the Securities and Exchange Commission - December 14, 1998
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ------------

                               C-PHONE CORPORATION
             (Exact name of registrant as specified in its charter)

NEW YORK                                                         06-1170506
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                                  ------------

                                 DANIEL P. FLOHR
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               C-PHONE CORPORATION
                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100

                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                  ------------

                   Copies of all communications, including all
                      communications sent to the agent for
                           service, should be sent to:

                            MICHAEL D. SCHWAMM, ESQ.
                             WARSHAW BURSTEIN COHEN
                             SCHLESINGER & KUH, LLP
                                555 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 984-7700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

====================================================================================================================================
                                                  CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
    Title of Each Class of          Amount to be       Proposed Maximum Offering    Proposed Maximum Aggregate        Amount of
Securities to be Registered(1)       Registered            Price Per Share(3)           Offering Price(3)         Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
   value per share               1,500,000 Shares(1)             $3.156                     $4,734,375                 $1,317
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
   value per share                 100,000 Shares(2)             $3.156                     $ 315,625                  $   88
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL ........................................................................................................    $1,404
====================================================================================================================================

(1) Consists of shares of Common Stock issuable pursuant to the terms of the Private Equity Credit Agreement (the "Equity Line"), dated as of September 18, 1998, between the Registrant and Sovereign Partners, L.P.

(2) Consists of shares of Common Stock issuable upon exercise of warrants issued to the finder for the Equity Line.

(3) Pursuant to Rule 457(c), the proposed maximum offering price per share and proposed maximum aggregate offering price have been calculated on the basis of the average of the high and low sale prices of the Common Stock as reported on The Nasdaq National Market on December 7, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is subject to completion and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission (of which this Prospectus is a part) is effective. This Prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted

PROSPECTUS                                                 SUBJECT TO COMPLETION
                                                               December 10, 1998

1,600,000 SHARES OF COMMON STOCK                C-PHONE CORPORATION
OFFERED BY CERTAIN SELLING SHAREHOLDERS         6714 Netherlands Drive
                                                Wilmington, North Carolina 28405
                                                (910) 395-6100

         Two shareholders may sell up to a total of 1,600,000 shares of our common stock from time to time on the Nasdaq National Market at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling shareholders. We will not receive any part of the proceeds from the sale, although we will pay the expenses in connection with the registration of the shares, except for expenses of the selling shareholders.

         One of the selling shareholders, Sovereign Partners, L.P. will acquire the shares to be sold by it pursuant to the terms of a Private Equity Credit Agreement that we entered into with it on September 18, 1998. This Agreement relates to 1,500,000 shares of our common stock. The other selling shareholder, Cardinal Capital Management, Inc., will acquire the shares to be sold by it upon the exercise of a warrant that it received as part of its finder's fee for arranging the Private Equity Credit Agreement with Sovereign Partners. The warrant relates to 100,000 shares of our common stock. Additional information concerning our arrangement with Sovereign Partners is set forth under the caption "The Company - Recent Financing Arrangement with Sovereign Partners."

         Our common stock is traded on the Nasdaq National Market under the symbol "CFON." On December 9, 1998, the last reported sales price of our common stock was $3-9/32.

         A PURCHASE OF SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                December __, 1998

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's Public Reference Rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a internet website at http://www.sec.gov where certain of our publicly filed information may be found.

         This Prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this Prospectus regarding us and our common stock, including supplemental exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet website.

         The SEC allows us to "incorporate by reference" into this Prospectus the information we file with it. This means that we are deemed to be disclosing such information to you by referring you to those documents. This information is important and should be reviewed. The information incorporated by reference is considered to be part of this Prospectus.

         We incorporate by reference into this Prospectus the documents listed below:

         o Annual Report on Form 10-KSB for the fiscal year ended February 28, 1998;

         o Quarterly Reports on Form 10-QSB for the fiscal quarters ended May 31, 1998 and August 31, 1998;

         o    Current Report on Form 8-K, filed on September 24, 1998;

         o Proxy Statement, dated June 9, 1998, with respect to our 1998 annual meeting of shareholders; and

         o Description of the common stock contained in Item 1 of our Registration Statement on Form 8-A, dated June 22, 1994.

         You may request a copy of these filings, at no cost, by writing to us at the following address:

              C-Phone Corporation
              6714 Netherlands Drive
              Wilmington, North Carolina 28405
              Attention: Paul Albritton, Chief Financial Officer

         You also may obtain this information by telephoning Mr. Albritton directly at (910) 395-6100.

         You should rely on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of such document. We are not making an offer of our shares in any state where the offer is not permitted.


                                   THE COMPANY

DESCRIPTION OF OUR BUSINESS

         We are engaged primarily in the engineering, manufacturing and marketing of video conferencing systems. In 1993, we introduced C-Phone(R), our first PC-based video conferencing system, which operates over digital networks. In 1997, we introduced C-Phone Home(TM), a TV-based set-top "video phone," which operates over analog (or regular) telephone lines using a standard television set. In early 1998, we introduced DS-324(TM), a TV-based video conferencing system, which operates over either analog or digital telephone lines. In May 1998, we introduced C-Phone
ITV(TM), a TV-based set-top device that provides internet access using a standard television set and an analog telephone line.

         We presently market several TV-based video conferencing products, including the following:

         o   the DS-324 for business and personal use.

         o   the DS-324/Pro(TM) for business use and special applications.

         o   the DS-324/AV(TM) for security and surveillance applications.

         o   the DS-324/Multipoint System(TM) for distance learning and training

         o   C-Phone Home for individual home use.

         We believe that our TV-based video conferencing products currently have greater market potential than our PC-based products and, therefore, have recently shifted our resources to our TV-based products. We are continuing to support our PC-based products and will provide equipment to our existing customer base and to new customers in connection with their specialized applications.

         Our products are marketed through a variety of channels depending upon the product. Our TV-based video conferencing product is marketed to end-users, distributors, resellers and original equipment manufacturers ("OEMs") which integrate the product with other equipment for resale to specific industries such as health care and security services. C-Phone ITV currently is being marketed to our existing customers for specific applications such as healthcare and to selected foreign markets. We are continuing to explore other market opportunities for C-Phone ITV.

         We have incurred significant losses during our three fiscal years ended February 28, 1998 and the six months ended August 31, 1998. Until market acceptance of our products is established, of which there can be no assurance, we expect to continue to incur significant losses due to our expenditures for product development and the commercialization of our products.

         For additional information about us, we refer you to our most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB, copies of which accompany this Prospectus.

RECENT FINANCING ARRANGEMENT WITH SOVEREIGN PARTNERS

         On September 18, 1998, we entered into a Private Equity Credit Agreement with Sovereign Partners, L.P., who had been an investor in our December 1997 private placement. Pursuant to the Agreement, Sovereign Partners has agreed to purchase up to $5 million of our common stock during the 18-month period commencing on the date of this Prospectus. From time to time during the term of the Agreement, but no more frequently than once every 30 days, we can require Sovereign Partners to purchase between $500,000 and $1 million of our common stock. The purchase price for each share of common stock to be paid by Sovereign Partners will equal 85% of the average closing bid price of the common stock during the five trading days immediately preceding the day we notify Sovereign Partners of a purchase obligation.

         Sovereign Partners' obligation to purchase shares of common stock is subject to certain conditions, including: (i) the continued effectiveness of the registration statement (of which this Prospectus is a part), (ii) the average closing bid price of the common stock being at least $1.00 per share for the 20 trading days preceding the date of our notice of purchase to it; (iii) the continued trading of the common stock on The Nasdaq Stock Market; and (iv) Sovereign Partners's ownership of the common stock not being more than 9.9% of the total common stock then outstanding.

         We may terminate the Agreement without any further obligation to Sovereign Partners at any time after we have sold it at least $1 million of common stock. Sovereign Partners has agreed not to engage in any short sales of our common stock (which means that it will not sell any shares that it does not yet own), except that it may engage in such sales after it receives a purchase notice from us but only for the number of shares of common stock covered by our purchase notice.

         Under a related registration rights agreement, we have agreed to file and maintain effectiveness of a registration statement for the resale by Sovereign Partners of the shares of common stock it purchases under the Agreement. If we fail to do so, Sovereign Partners may require us to pay certain penalties.

         In connection with the Agreement, we issued to Cardinal Capital Management, Inc., as finder, a two-year warrant to purchase 100,000 shares of common stock at an exercise price of $8.00 per share. We may redeem this warrant, at our option and for nominal consideration, if the closing sales price of the common stock exceeds $10.00 for five consecutive trading days. We also paid Cardinal Capital Management a cash fee of $30,000 and have agreed to pay Cardinal Capital Management an additional cash fee equal to 6% of the dollar amount of any sales of common stock to Sovereign Partners under the Agreement, with our initial $30,000 payment to be credited against such fee.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

         We have made statements in this Prospectus, and in the documents we incorporate by reference, that are considered by the SEC to be "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," "anticipate" or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors that could cause our actual performance or achievements to be materially different from those which we project. We have no obligation to release publicly the result of any revisions to any of our "forward-looking statements" to reflect events or circumstances that occur after the date of this Prospectus or to reflect the occurrence of other unanticipated events.

         The following factors, among others, discussed below under "Risk Factors" or in the documents which we incorporate by reference, could cause materially different results from those anticipated or projected:

         o    inability  to  obtain  capital  for  continued   development   and
              commercialization of our products;

         o    inability to generate market acceptance of our products;

         o    failure to obtain new customers or retain existing customers;

         o    inability to manage our growth;

         o    loss of our key employees;

         o    changes in general economic and business conditions; and

         o    changes in industry trends.

                                  RISK FACTORS

         INVESTING IN OUR COMMON STOCK IS VERY RISKY. AS A RESULT, YOU SHOULD BE ABLE TO SUSTAIN A COMPLETE LOSS OF YOUR INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF OUR COMMON STOCK.

ADDITIONAL FUNDS MAY BE NEEDED FOR CONTINUED DEVELOPMENT AND COMMERCIALIZATION OF OUR TV-BASED PRODUCTS

         The continued development and commercialization of our TV-based products will require a significant amount of capital. We believe that our current working capital, together with anticipated funds from our operations, will be sufficient to meet our projected operating needs and capital expenditures through the second quarter of our fiscal year ending February 29, 2000. However, if our TV-based products gain significant market acceptance, we will need to substantially increase the amount we spend on manufacturing, inventory and marketing and will have increased costs associated with the carrying of anticipated increased accounts receivable. In such event, we will require additional capital. We anticipate that such additional capital should be available through one or more possible sources, including the following:

         o the sale of common stock to Sovereign Partners under our Agreement, assuming that we have satisfied the conditions which will allow us to require Sovereign Partners to purchase such common stock. (These conditions are discussed below under the caption "No Guarantee that Funds will be Available from our Arrangement with Sovereign Partners").

         o    other private sales of our common stock.

         o    private sales of our unissued preferred stock or debt securities.

         o the exercise of our previously issued common stock purchase warrants, if the market price of our common stock were to exceed the exercise price of such warrants. We currently have outstanding warrants to purchase 350,000 shares of our common stock, of which 175,000 are exercisable at $8.05 per share and expire in December 1998, 75,000 are exercisable at $9.10 per share and expire in December 2000, and 100,000 are exercisable at $8.00 per share and expire in September 2000.

         o    a public offering of our common stock.

         However, we are unable to assure you that additional capital will be available from any of these sources when needed or, if available, that the terms of any then available financing will be favorable or will be acceptable to us. If we need additional capital, our inability to raise such capital will have a very adverse effect on our business, financial condition and operations.

FUNDS NEEDED FOR OTHER PRODUCTS

         From time to time, we may require working capital for the development of additional products. While we currently do not have any development plans that will require additional cash resources, we may develop such a need in the future. Unless we receive adequate income from sales of our existing products, we will be required to raise additional capital. We cannot assure you that additional capital will be available when needed or, if available, that the terms of such financing will be favorable or will be acceptable to us. If we need additional capital, our inability to raise such capital will have a very adverse effect on any product development and also may have an adverse effect on our business, financial condition and operations.

NO GUARANTEE THAT FUNDS WILL BE AVAILABLE FROM OUR ARRANGEMENT WITH SOVEREIGN PARTNERS

         As we discussed above, the Agreement with Sovereign Partners requires it to purchase, at our election, up to $5 million of our common stock over the next 18 months. However, such election may only be made if certain conditions are satisfied. These conditions include:

         o the continued effectiveness of the registration statement (of which this Prospectus is a part) covering the sale by Sovereign Partners of the common stock it may acquire;

         o the average closing bid price of our common stock being at least $1 per share during the 20 trading days preceding the date of our election to Sovereign Partners;

         o the continued trading of our common stock on The Nasdaq Stock Market; and

         o Sovereign Partners' ownership of our common stock not being more than 9.9% of the total common stock then outstanding.

         The obligation of Sovereign Partners to purchase our common stock is not secured or guaranteed. If Sovereign Partners does not have available funds at the time it is required to make a purchase or if Sovereign Partners otherwise refuses to honor its commitment to us, we may not be able to force it to honor its obligation to us.

         As a result, we cannot assure you that we will receive any funds from our Agreement with Sovereign Partners.

UNPROVEN MARKET FOR TV-BASED VIDEO PHONES AND VIDEO CONFERENCING PRODUCTS

         GENERAL. We believe that a market for our TV-based video conferencing products exists. However, we have no reliable data to assure us that there will be adequate market acceptance of TV-based video conferencing products in general, or of our products in particular. As a result, we cannot assure you that our TV-based video conferencing products will gain sufficient market acceptance to generate significant revenues.

         C-PHONE HOME. In the 1980s, a number of companies, including some who are substantially larger and better known than we are, unsuccessfully tried to sell stand-alone (or self-contained) video phones products that permitted video telephone calls over analog telephone lines. We believe that these attempts were unsuccessful as a result of a poor price-to-performance ratio primarily due to:

         o the low quality of the video portion of the telephone call when compared to TV quality video (which is the standard against which our potential users appear to measure acceptable video);

         o    poor sound quality; and

         o the lack of "lip synchronization" (that is the movement of speaker's lips did not appear to be in synchronization with the audio portion of the video call).

         While the quality of the video and audio, including the degree of "lip synchronization," of C-Phone Home is substantially better than earlier products, the product still may not meet consumer expectations due to:

         o less "lip synchronization" when the product is operated in high resolution mode; and

         o the reduction in the quality of the video when the call is made over a noisy phone line or there is substantial movement in the video content being transmitted.

         DS-324 PRODUCTS. While our DS-324 product line, when using an ISDN (digital) telephone, typically delivers the video portion of the call with quality approaching or at "TV-quality" and with no noticeable lack of "lip synchronization," we cannot assure you that the product will meet market expectations. In addition, ISDN telephone lines require special installation and involve higher monthly service fees than analog telephone lines. Furthermore, as is the case with our analog products (although to a much lesser extent), substantial movement in the video content being transmitted reduces the quality of the video.

         As a result, we cannot assure you that we will be able to sell a significant number of our products or that we will be able to achieve a satisfactory level of market acceptance of our products within a reasonable period of time, if at all.

UNDEVELOPED MARKET FOR OUR ITV PRODUCT

         In May 1998, we introduced C-Phone ITV, a TV-based set-top device that provides internet access using a standard TV. While we are marketing this device to our existing customers for specific applications such as healthcare and security services, we have only sold an insignificant number of this device. Microsoft Corp., Phillips Electronics N.V. and Sony Corp., among others, are selling competitive products. However, to date, such products have not received widespread consumer acceptance. We are continuing to explore other marketing opportunities for C-Phone ITV but we do not yet know if we will be able to identify marketing opportunities or that, even if we do, the device will gain sufficient market acceptance to generate significant commercial sales

RISKS RELATED TO RELATIONSHIPS WITH STRATEGIC PARTNERS

         From time to time, we have entered into strategic relationships with third parties to develop market awareness and to establish marketing outlets for our products. To date, these relationships have not generated significant sales and we cannot assure that any such relationships may generate significant sales in the future.

LIMITED MARKETING EXPERIENCE

         We have limited sales, marketing and distribution experience. We do not currently possess all of the sales, marketing and distribution capabilities necessary to fully commercialize our products. We are devoting a material portion of our available resources to commercialize our TV-based video conferencing products. However, we are uncertain as to whether we will be able to establish and retain a sales and marketing capability which would be successful in gaining commercial market acceptance for such products. If we fail to establish the necessary sales, marketing and distribution network, our financial condition could be significantly and adversely effected. See "Management of Growth," below.

POSSIBLE INABILITY TO SUCCESSFULLY COMPETE

         As a result of recent technological advances and the adoption of international standards which enable products from different manufacturers to be compatible with one another (such as the H.324 standards for making video telephone calls over telephone lines), video conferencing products are being developed by a number of companies, some of which are more established, benefit from greater market recognition and have significantly greater financial, technological, manufacturing and marketing resources than us. We expect that our TV-based video conferencing products will face substantial competition from both existing and potential competitors.

         The primary competitor for our C-Phone Home product is 8x8, Inc., a manufacturer of integrated video compression semiconductors and associated software which sells a line of TV-based video conferencing products using analog telephone lines. In addition, 8x8 sells TV-based video phones to several third parties who resell the product under their own name, and licenses its video phone technology to other companies, including 3COM Corporation, Kyushu Matsushita Electric Co., Ltd., Leadtek Research, Inc. and Truedox Technology Corporation, each of which sells competing products

         Existing competitors for our DS-324 product line include PictureTel Corporation, Polycom, Inc. and VTEL Corporation. PictureTel, Polycom and VTEL currently sell high-end, business oriented TV-based products which only use digital telephone lines. While these competitive products are significantly more expensive then our products, they may still impact our ability to sell our DS-324 product line. 8x8, also recently announced that it has introduced a TV-based video phone in Europe that operates only over an ISDN telephone line and which may compete with our DS 324 product line.

         Potential competitors for our video conferencing products may include well-known established suppliers of consumer electronic products, such as Lucent Technologies, Inc., Philips Electronics N.V., Sony Corp, and Tandberg, Inc. Many of these potential competitors sell television and telephone products into which they may integrate video conferencing, thereby eliminating the need to purchase a separate video conferencing product. As a result, we cannot assure you that we will be able to compete successfully in the video phone or video conferencing market.

         We expect that we will face substantial competition with respect to C-Phone ITV from a number of other companies, including Microsoft Corp., Phillips Electronics N.V. and Sony Corp.

DEPENDENCE ON OUR EXISTING MANAGEMENT AND TECHNICAL PERSONNEL

         Continued development of our business and operations has been dependent upon the efforts and talents of three of our executive officers, Daniel Flohr, Tina Jacobs and Stuart Ross, and the services of certain key marketing and technical personnel. If any of our key personnel leave our employ, or if we are unable to attract and then retain additional qualified personnel in connection with commercialization of our TV-based video conferencing products, our operations will be significantly and adversely effected.

CUSTOMER SERVICE AND SUPPORT.

         Our continued success will depend, in part, upon our ability to provide our customers, either directly or through third party providers, technical support and customer service for the products we sell. We presently provide support services directly to our U.S. customers, but we rely on our foreign strategic partners to supply support services outside of the United States. If our business expands, we cannot assure you that we will be able to continue to directly provide such services to our U.S. customers. If this happens, we would be required to negotiate third-party support services and we may not be able to negotiate agreements on terms that are favorable or acceptable to us. If we are unable to provide adequate support services, our business will be significantly and adversely affected.

LIMITED MANUFACTURING EXPERIENCE

         While we have been manufacturing certain video conferencing components since 1994, our sales volume to date has kept production at relatively low and inefficient levels. In order for us to become profitable, we must be able to manufacture our products at acceptable costs. We cannot assure you that we will be able to make the transition to higher production volume, successfully or within acceptable profit margins. We anticipate relying on third-party contract manufacturers for producing our products in volume. Although we have started using such manufacturers, we cannot assure you that any such relationships will be satisfactory or that we can agree on contract terms that are favorable or acceptable to us. Furthermore, unforeseen technical or other difficulties may arise which could interfere with the manufacture of our products, or prevent, or create delays in, marketing of our products.

DEPENDENCE ON FEW CUSTOMERS

           During the six months ended August 31, 1998, revenues from Alternative Options Inc. and Fotron S.A. (PTTY) Ltd. accounted for 25% and 13%, respectively, of our net revenues from TV-based products (and 21% and 11%, respectively, of our total net revenues), and our ten largest customers for TV-based products accounted for approximately 72% of our net revenues from TV-based products (and 61% of our total net revenues). A loss of any of these larger customers or a substantial reduction in orders from any of these customers (which has occurred from time to time) will substantially reduce our revenues and significantly affect our operations unless we are able to obtain additional orders from new customers.

DEPENDENCE ON FOREIGN SALES

         During the six months ended August 31, 1998, our non-U.S. net sales aggregated approximately 45% of total net sales, and were derived from resellers primarily located in Turkey, South Africa, Japan, Slovenia, France, Canada, Mexico, Spain and Korea. Ninety six percent of these revenues were from TV-based product sales and 4% were from PC-based product sales. During our fiscal year ended February 28, 1998, our non-U.S. net sales aggregated approximately 17% of total net sales, and were derived from resellers primarily located in South Africa, India, Malaysia, Mexico, Canada, Korea and Japan. Fifty six percent of these revenues were from TV-based product sales and 44% were from PC-based product sales. A reduction in the volume of non-U.S. trade or any material restrictions on such trade could significantly reduce our revenues.

         We generally require our foreign customers to prepay for their purchases due to the difficulty in collecting foreign accounts receivable. The potential of a larger order from one or more foreign customers could require us to change this policy although we do not presently contemplate such a situation. A change in our payment policy would expose us to increased credit risks. Foreign sales are denominated in U.S. dollars and we do not incur any foreign currency risks; however, fluctuations in currency exchange rates could cause our products to become relatively more expensive to foreign customers, which could result in a reduction in foreign sales or the need to make such sales at a lower gross profit.

         Although we require certain of our non-North American distributors to annually purchase a minimum amount of our products to maintain their exclusive distributorships, we do not have written agreements with any of these distributors which require the purchase of any minimum quantities of our products and, therefore, such distributors could reduce or curtail their purchases at any time without financial penalty

DEPENDENCE ON THIRD PARTY MANUFACTURERS AND SUPPLIERS.

         We rely on a number of small and large manufacturers that supply a wide variety of off-the-shelf semiconductor integrated circuit chips and specialized electronic components. Several of these manufacturers are our sole source of supply. We also rely on third party manufacturers and assemblers to manufacture and/or assemble certain components and subassemblies for our products. These products are built to our specifications and require fabrication equipment which we do not presently possess. Further, we rely on third party manufacturers for specialized subassemblies, including our color camera. This camera, although not built to Company specifications, is manufactured outside of the United States and is inventoried by the manufacturer only in limited quantities. While we believe that all of our components could be obtained elsewhere if needed or that we could redesign our products to use alternative components, we cannot assure you that other sources of supply would be available without significant delay or increased cost, or that the use of alternative available components would not require us to re-engineer portions of our products. The use of alternative products could impose additional cost and significant delay.

         We intend to rely on third party contract manufacturers to produce our products, when and if market demand develops. In addition, our reliance on third parties to manufacture and sub-assemble certain components involve significant risks, including reduced control over delivery schedules, the inability to ship product under "just-in-time" arrangements and quality assurance. Furthermore, certain of our manufacturers, sub-assemblers and suppliers, including suppliers of components made outside the United States, may require us to make firm scheduling and delivery commitments and deliver secure financing arrangements, such as letters of credit, as a condition to fulfillment of their contractual obligations to us. Our failure to obtain an adequate supply of components and required sub-assembler services on a timely basis would have a significant adverse effect on our business. If we are successful in selling larger quantities of our products, we will become even more dependent on a timely supply of purchased inventory, and we will be required to devote significant capital to inventory. We currently do not have the financial resources necessary to fully fund a very significant increase in sales.

RAPID TECHNOLOGICAL CHANGES

         The technology underlying video conferencing is subject to rapid change, including potential introduction of new products and technologies which may have a significant adverse impact on our products. Our success, if any, will depend in part on our ability to respond quickly to technological advances by developing and introducing new products or features. We cannot assure you that we will have the financial ability to maintain the necessary ongoing research, development and engineering programs to accomplish this goal. Even if we maintain such programs, we may not be able to foresee and respond to technological advances in a timely manner, if at all. In addition, even though the design of our products allows components to be replaced as new technologies develop, there may be technological developments and new products introduced by competitors which could render our then existing products noncompetitive or obsolete.

MANAGEMENT OF GROWTH

         Our introduction of TV-based video conferencing products is placing a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth effectively will require us to continue to attract, train, motivate and manage our employees successfully and to continue to improve our operational, financial and management systems. If we fail to effectively manage our growth, our business and operating results will be significantly effected.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

         We have four United States patents (one of which is a design patent) and have pending five United States patent applications and one foreign patent application, all of which relate to technology incorporated in our video conferencing products and the design of various related components. Patents and patent applications involve complex legal and factual issues. Moreover, the technology applicable to our products is developing rapidly. A number of companies have filed applications for, or have been issued, patents relating to products or technology that is similar to some of the products or technology being developed or used by us. The scope and validity of these patents, the extent to which we may be required to obtain licenses thereunder or under other proprietary rights and the cost and availability of licenses, are unknown. We cannot assure you that our patent applications will result in patents being issued or that, if issued, the patents will afford us protection against competitors developing similar or related technologies. Although our earliest patent was granted in 1995, and patents generally have a seventeen-year life, due to rapidly developing technology, we contemplate that alternative technological solutions will be devised to accomplish the purposes of our patents substantially before such patents expire. We cannot assure you that other parties have not applied for, or will not obtain, patents under which we would need to be granted a license or around which we would be forced to redesign our products.

         We seek to protect our intellectual property rights through a combination of trade secret, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws. We generally enter into confidentiality agreements with our employees, consultants, sales representatives and certain potential customers and limit access to and distribution of our proprietary information. However, we cannot assure you that these actions will be adequate to deter misappropriation of our proprietary information, that we will be able to detect unauthorized use of our intellectual property rights, or that we can afford the high cost required to enforce, through litigation, our intellectual property rights. Any such litigation could result in a substantial diversion of managerial time and resources, which could be better and more fruitfully utilized on other activities. Since we do not have the resources to maintain a staff whose primary function is to investigate the level of protection afforded to third parties on devices and components which we use in our products, we cannot assure you that a claim that our products infringe on the intellectual property rights of others will not be asserted successfully against us in the future.

COMPLIANCE WITH FCC REGULATIONS

         Our products must comply with certain requirements and specifications set forth in regulations adopted by the FCC regulating electromagnetic radiation and the connection of terminal equipment to public switched telephone networks. These regulations, among other things, require that our products comply with such regulations as a prerequisite to marketing them. Although our video conferencing products are currently in compliance with such regulations, if we redesign or otherwise modify such products, or if current regulations or industry standards are revised, we cannot assure you as to when, if ever, that our redesigned or modified products will be in compliance with applicable governmental regulations and evolving industry standards. In addition, we must comply with certain similar requirements of various foreign government agencies to effect our foreign sales. Our foreign distributors, as part of their distribution agreements, are responsible for ensuring compliance with, and obtaining any necessary permits from, such foreign government agencies.

CONTROL BY EXISTING PRINCIPAL SHAREHOLDERS

         Our two principal executive officers, Daniel Flohr and Tina Jacobs, beneficially owned, as of December 10, 1998, a total of 1,097,375 shares (approximately 14%) of our currently outstanding common stock. As a result of such holdings, Mr. Flohr and Ms. Jacobs may continue to have, the ability to significantly influence the election of all of our directors and the outcome of substantially all other matters which may be put to a vote of our shareholders.

POSSIBLE INABILITY TO CONTINUE TO USE C-PHONE NAME

         In 1995, the U.S. Patent and Trademark Office registered the "C-Phone" trademark to us. In 1996, in order to more closely identify our company with our products, all of which currently use the C-Phone name, and in an attempt to eliminate confusion among investors, we changed our name to C-Phone Corporation. In August 1996, we were advised by the Patent and Trademark Office that the former registered owner of the C-Phone trademark (which trademark was canceled in 1993 for failure to submit a required affidavit), had filed a petition to cancel our registration. Such petition alleged that there was a likelihood of confusion arising from our use of the trademark, and that the former owner's failure to file a required affidavit was inadvertent. The former owner had used, and continues to use, the C-Phone name for marine telephone products, and may have certain "common law" rights to continued use of the name and to prevent others from using the name. A proceeding with respect to the matter is pending before the Patent and Trademark Office's Trial and Appeal Board, who will determine whether the conflicting use by us is so confusingly similar that we should not have been granted a registration of the trademark. If we are not successful in these proceedings, we may need to change the identifying name on our products. We also would need to consider whether we should change our corporate name. In addition, we could be subject to damages, if the former owner of the mark could show that we had infringed its common law rights. Any change in our use of the C-Phone name would result in a loss of good will and identification which we have been promoting since 1993, and could have a temporary adverse impact on our marketing plans.

POTENTIAL FOR ISSUANCE OF SIGNIFICANT SHARES OF COMMON STOCK

         Pursuant to the Agreement with Sovereign Partners, we may sell to it up to $5 million of our common stock during the next eighteen months (but not in excess of approximately 1,543,000 shares). For more information about the Agreement with Sovereign Partners, see "The Company - Recent Financing Arrangement with Sovereign Partners." The resale by Sovereign Partners of the common stock could depress the market price of our common stock. Moreover, as all the common stock to be sold to Sovereign Partners will be available for immediate resale by it, the mere prospect of such sales could further adversely affect the market price for the common stock

POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF COMMON STOCK

         As of December 10, 1998, we had a total of 7,979,114 shares of common stock issued and outstanding, of which 6,855,739 shares were held by non-affiliates and are freely tradeable in the public market without restriction under the Securities Act of 1933. The remaining 1,123,375 shares were held by our directors and executive officers and are considered "restricted securities" subject to the resale limitations of Rule 144 under the Securities Act. The prospect of the ability to publicly resell these restricted shares may adversely affect prevailing market prices for the common stock.

POTENTIAL VOLATILITY OF STOCK PRICE

         The market price for our common stock has been, and is likely to continue to be, highly volatile. Factors which could significantly affect the market price of the common stock could include actual or anticipated fluctuations in our operating results, changes in alliances or relationships with our customers, new products or technical innovations by us or by our existing or potential competitors, trading activity and strategies occurring in the marketplace with respect to our common stock, general market conditions and other factors unrelated to us or outside of our control.

YEAR 2000 COMPLIANCE

         Computer systems may experience problems handling dates beyond the year 1999 because many computer programs use only two digits to identify a year in a date field. While we have adopted and begun to implement a Year 2000 compliance program, such program is not yet complete and we cannot assure that such program will be completed in a timely manner. While we have identified critical third-party suppliers, we have not yet completed evaluation of their Year 2000 readiness. In addition, although our business is not dependent on any single or small number of customers, Year 2000 problems which significantly interrupt the normal business operations of a significant number of our customers and potential customers could significantly and adversely impact us. Furthermore, we have not yet developed a contingency plan in the event of unsuccessful implementation of our Year 2000 project or as a result of the noncompliance by any of our key suppliers or customers. While we believe that our Year 2000 plan will significantly reduce our exposure from the problems associated with the Year 2000 issue, we cannot assure you that our internal operations will not be significantly affected by the Year 2000 issue or that Year 2000 problems involving our suppliers or customers will not significantly and adversely affect us.

NO EXPECTATION THAT WE WILL PAY DIVIDENDS

         We never have paid any dividends and, for the foreseeable future, we expect to retain earnings, if any, to finance the expansion and development of our business. Any future payment of dividends will be within the discretion of our Board of Directors and will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of our common stock by Sovereign Partners. However, we will receive proceeds from our issuance of common stock to Sovereign Partners and from the exercise of the warrants issued to Cardinal Capital Management. We could receive up to $5 million under the Agreement with Sovereign Partners and up to $800,000 from the exercise of the warrants, before payment of any fees and expenses we have incurred or in the future may incur. The decision to exercise the warrants is within the sole discretion of the Cardinal Capital Management. We cannot assure you that we will, or will be allowed to, require Sovereign Partners to purchase any of our common stock or that the warrants will be exercised.

         Any net proceeds we receive from the sales of our securities will be used for general corporate purposes and working capital, including for the marketing of our TV-based video conferencing products and for the funding of anticipated increases in inventories and receivables related to these products.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information about the ownership of our common stock by Sovereign Partners and Cardinal Capital Management as of December 10, 1998.

         Sovereign Partners purchased 2,000 shares of our Series A Preferred Stock and 200,000 common stock purchase warrants in our December 1997 private placement. Sovereign Partners has converted all such preferred shares, exercised all such warrants and sold all of the shares of common stock that it received upon such conversions and exercises.

         One of the principals of Cardinal Capital Management was a principal of the company that acted as a finder for our December 1997 private placement. Such company received as payment of its finder's fee, among other things, warrants to purchase 185,000 shares of our common stock. All of such warrants have been exercised and all of the shares of common stock that were received upon such exercise have been sold.

         Except for these relationships, neither Sovereign Partners nor Cardinal Capital Management has had a material relationship with us or any of our affiliates within the past three years.

                                        SHARES OF COMMON STOCK                             SHARES OF COMMON
                                          BENEFICIALLY OWNED                                  STOCK TO BE
                                               PRIOR TO             SHARES OF COMMON       BENEFICIALLY OWNED
NAME OF SELLING SHAREHOLDER                THE OFFERING (1)       STOCK TO BE SOLD (3)     AFTER THE OFFERING(3)
---------------------------                ----------------       --------------------     ---------------------

Sovereign Partners, L.P.                     1,500,000(1)             1,500,000                     0

Cardinal Capital Management, Inc.              100,000(2)               100,000                     0


----------------

(1) Consists of shares of common stock which Sovereign Partners may acquire pursuant to the Private Equity Credit Agreement. For additional information about the Agreement, see "The Company - Recent Financing Arrangement with Sovereign Partners."

(2) Consists of shares of common stock which Cardinal Capital Management may acquire upon exercise of the warrant we issued to it as finder for our Private Equity Credit Agreement with Sovereign Partners. Scott F. Koch, the President and sole shareholder of Cardinal Capital Management, may be deemed to beneficially own all the shares of common stock beneficially owned by Cardinal Capital Management.

(3) Assumes the sale of all the shares of common stock which may be sold pursuant to this Prospectus.

                              PLAN OF DISTRIBUTION

         We are registering the common stock on behalf of Sovereign Partners and Cardinal Capital Management, as selling shareholders. We will pay all costs, expenses and fees in connection with the registration of these shares. The selling shareholders will pay their own attorney fees and all brokerage commissions and selling expenses incurred by them upon the sale of their shares.

         The decision to offer and sell the common stock and the timing and amount of any sales that are made, is and will be within the sole discretion of the selling shareholders. The selling shareholders will determine the prices at which they sell their common stock. Offers and sales of such common stock may be effected from time to time in transactions (which may include block transactions) on The Nasdaq Stock Market or in private, negotiated transactions. Such transactions may involve broker-dealers as agents or principals. If the selling shareholders use broker-dealers to complete their sales, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or from you as purchaser (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of any of their common stock. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with the sale of shares of our common stock under this Prospectus. Any broker-dealers that act in connection with the sale of the common stock also may be deemed to be an "underwriter" and any profit on the resale of such shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Securities Act may impose liability on the selling shareholders or any broker-dealer who may be used by the selling shareholders for violations of the federal securities laws. If this Prospectus contains untrue statements or omissions of material facts, the purchaser of the shares may have a claim for damages against the selling shareholders or any broker-dealer that they used to sell their shares.

         We have advised Sovereign Partners that it is required to deliver a copy of this Prospectus with any sale of such common stock. We also have informed Sovereign Partners that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to any sales by it of our common stock. Regulation M, with certain exceptions, prohibits any person subject to such Regulation from bidding for or purchasing any security which is the subject of a distribution until the participation of such person in that distribution is completed. In addition, Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering. Accordingly, unless granted an exemption by the SEC from Regulation M or unless otherwise permitted under Regulation M, Sovereign Partners will not be permitted to engage in any stabilization activity in connection with our common stock, and will not be permitted to bid for or purchase our common stock or to attempt to induce any person to purchase our common stock other than as permitted under the Securities Exchange Act. The Selling Shareholders may be entitled, under agreements entered into with us, to indemnification against liabilities under the Securities Act, the Securities Exchange Act and otherwise.

                        DESCRIPTION OF OUR CAPITAL STOCK

         We are authorized to issue up to 20,000,000 shares of common stock, par value $.01 per share, and up to 1,000,000 shares of preferred stock, par value $.01 per share.

         COMMON STOCK. The holders of the our common stock have one vote per share. The holders of our common stock are entitled to receive, subject to the preferential rights of the holders of any shares of any series of the preferred stock then outstanding out of the assets legally available therefor, dividends at such time and in such amounts as our Board of Directors may determine. Subject to the preferential rights of the holders of any shares of any series of our preferred stock, upon liquidation, dissolution or winding up of our Company, the assets legally available for distribution to our shareholders, will be distributed ratably among our common shareholders. As of December 10, 1998, we had a total of 7,979,114 shares of common stock outstanding.

         PREFERRED STOCK. Our Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock from time to time, in one or more series, fixing in each case, among other things: (i) the dividend rate and whether dividends shall be cumulative, (ii) voting rights, if any, (iii) the redemption price, if any, (iv) the amount payable in the event of involuntary or voluntary liquidation and (v) the terms and conditions on which shares of preferred stock may be converted if the shares of that series are to be issued with the privilege of conversion. The Board has currently designated 5,000 preferred shares as Series A Preferred Stock, of which 4,500 shares were issued to the investors in a December 1997 private placement. As of December 10, 1998, no shares of Series A Preferred Stock remained outstanding.

                                  LEGAL MATTERS

         The law firm of Warshaw Burstein Cohen Schlesinger & Kuh, LLP will give its opinion on the validity of the common stock. As of the date of this Prospectus, certain partners of such firm beneficially own an aggregate of 12,105 shares of common stock.

                                     EXPERTS

         The financial statements of C-Phone Corporation as of February 28, 1998 and 1997 and for the three years ended February 28, 1998, incorporated in this Prospectus on Form S-2 by reference to the Annual Report on Form 10-KSB of C-Phone Corporation for the year ended February 28, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

==========================================

You  should  only rely on the  information
incorporated  by  reference or provided in
this  Prospectus  or any  supplement.  You
should not assume that the  information in
this   Prospectus  or  any  supplement  is
accurate as of any date other than the date on the cover of such document. We have not authorized anyone else to provide you with different information. We are not making an offer of shares of common stock in any state where the offer is not permitted





             TABLE OF CONTENTS

                                      PAGE


Where You Can Find More Information     2
The Company                             2
Special Note Regarding Forward-Looking
    Statements                          4
Risk Factors                            5
Use of Proceeds                        13
Selling Shareholders                   13
Plan of Distribution                   14
Description of our Capital Stock       14
Legal Matters                          15
Experts                                15


==========================================


==========================================





             1,600,000 Shares



            C-PHONE CORPORATION



               Common Stock

            -------------------

                PROSPECTUS

            -------------------




              _________, 1998



==========================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of the estimated amounts of all expenses payable by the Company in connection with the registration of the
Shares:

SEC registration fee ................................................ $ 1,404
Legal fees and expenses .............................................  15,000
Accounting fees and expenses ........................................   7,500
Miscellaneous expenses ..............................................   1,096
                                                                      -------
         Total ...................................................... $25,000
                                                                      =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 722 of the New York Business Corporation Law (the "BCL"), Article SIXTH of the Company's Restated Certificate of Incorporation provides that "To the fullest extent now or hereafter provided for or permitted by law, the Corporation shall indemnify the directors and officers of the Corporation and, in connection therewith, advance expenses with respect thereto. The rights to indemnification and advancement of expenses granted hereby shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any by-law, resolution or agreement permitted by law; shall be deemed to constitute a contractual obligation of the Corporation to any director or officer of the Corporation who serves in such a capacity at any time while such rights are in effect; shall continue to exist after the repeal or modification hereof, to the extent permitted by law, with respect to events occurring prior thereto; and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, spouse, heirs, executors, administrators or assigns of such person."

         In addition, Section 8.01 of the Company's By-Laws provides that "The Corporation shall, to the fullest extent now or hereafter permitted by the New York Business Corporation Law, indemnify any Director or officer who is or was made, or threatened to be made, a party to an action, suit or proceeding including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Corporation is serving or served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, is or was a Director or officer of the Corporation, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and costs, charges and expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action, suit or proceeding or any appeal therein; provided, however, that no indemnification shall be provided to any such Director or officer if a judgment or other final adjudication adverse to the Director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 8.1 shall be deemed to be a contract between the Corporation and each Director and officer who serves in such capacity at any time while this Article 8 and the relevant provisions of the New York Business

Corporation Law and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."

         The BCL, among other things, permits the Company to indemnify any person who was or is a party to any action by reason of the fact that such person is or was or has agreed to become a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him or her in connection with such action, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         As permitted by Section 402(b) of the BCL, Article SEVENTH of the Company's Restated Certificate of Incorporation provides that "To the fullest extent now or hereafter provided for or permitted by law, directors of the Corporation shall not be liable to the Corporation or its shareholders for damages for any breach of duty in their capacity as directors. Any repeal or modification hereof shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification." Section 402(b) of the BCL permits a corporation to eliminate or limit the personal liability of its directors to its shareholders and the corporation for damages for any breach of duty in such capacity.

         The BCL, among other things, provides that the foregoing provisions of the Company's Restated Certificate of Incorporation and By-Laws do not limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law or he or she gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated the BCL.

         The Company also has obtained directors and officers liability insurance which covers the expenses incurred (subject to a deductible amount) in defending against a claim for breach of duty of a director or officer to the extent that such claim is also subject to a right of indemnification.

ITEM 16.  EXHIBITS.

Exhibit No.       Description

4.1      -        Private  Equity  Credit  Agreement,  dated as of September 18,
                  1998, between C-Phone Corporation and Sovereign Partners, L.P.
                  (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25,
                  1998).

4.2      -        Registration Rights Agreement, dated as of September 18, 1998, between  C-Phone  Corporation  and  Sovereign  Partners,  L.P.
                  (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25,
                  1998).

4.3      -        Common Stock Purchase Warrant, dated as of September 18, 1998, of C-Phone  Corporation issued to Cardinal Capital Management,
                  Inc.  (incorporated  by  reference to Exhibit 3 to the Current
                  Report on Form 8-K, filed by C-Phone  Corporation on September
                  25, 1998).

5        -        Opinion of Warshaw Burstein Cohen Schlesinger & Kuh, LLP.

23.1     -        Consent of PricewaterhouseCoopers LLP.

23.2     -        Consent of  Warshaw  Burstein  Cohen  Schlesinger  & Kuh,  LLP
                  (included in their opinion filed as Exhibit 5).

24       -        Power of Attorney. (included on page II-4).

ITEM 17.  UNDERTAKINGS.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The Company undertakes that it will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

                           Notwithstanding   the  foregoing,   any  increase  or
                  decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any additional or changed material information on the plan of distribution.

                  provided, however, that the Company does not need to give the statements in paragraph (a)(1)(i) and (a)(1)(ii) if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Exchange Act.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3)  File  a   post-effective   amendment   to   remove   from
         registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on December 10, 1998.

                                      C-PHONE CORPORATION


                                      By: /s/ Daniel P. Flohr
                                         ---------------------------------------
                                              Daniel P. Flohr, President
                                              (Chief Executive Officer)

         Each person whose signature appears below constitutes and appoints Daniel P. Flohr, Tina L. Jacobs and Paul H. Albritton, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, hereby ratifying and confirming all that said attorneys-in-fact or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated:

December 10, 1998                   /s/ Daniel P. Flohr
                                    --------------------------------------------
                                    Daniel P. Flohr
                                    President, Chief Executive Officer
                                    and Director (Principal Executive Officer)

December 10, 1998                   /s/ Tina L. Jacobs
                                    --------------------------------------------
                                    Tina L. Jacobs
                                    Director

December 10, 1998                   /s/ Seymour L. Gartenberg
                                    --------------------------
                                    Seymour L. Gartenberg
                                    Director

December 10, 1998                   /s/ E. Henry Mize
                                    --------------------------------------------
                                    E. Henry Mize
                                    Director

December 10, 1998                   /s/ Donald S. McCoy
                                    --------------------------------------------
                                    Donald S. McCoy
                                    Director

December 10, 1998                   /s/ Stuart E. Ross
                                    --------------------------------------------
                                    Stuart E. Ross
                                    Director

December 10, 1998                   /s/ Paul H. Albritton
                                    --------------------------------------------
                                    Paul H. Albritton
                                    Vice President and Chief Financial
                                    Officer (Principal Financial and Accounting
                                    Officer)